Room 4561

	October 7, 2005

Mr. Francis J. Alfano
Chief Executive Officer
MTM Technologies, Inc.
850 Canal Street
Stamford, Connecticut 06902

Re:	MTM Technologies, Inc.
	Amendment No. 1 to Registration Statement on Form S-3 filed
September 22, 2005
	File No. 333-127587

Dear Mr. Alfano:

      We have reviewed your responses to the comments in our letter dated September 8, 2005 and have the following additional comments.

General

1. We note your Form 8-K filed August 19, 2005 disclosing the entry into a merger agreement with NEXL. As it appears that the transaction is probable, please supplementally tell us what the significance of this acquisition will be to your business for purposes of Rule 3-05(b)(4)(i) of Regulation S-X. In this regard, we note that if such acquisition will be more than 50% significant, you would be required to include or incorporate by reference the information required by Rule 3-05 and Article 11 of Regulation S-X before your registration statement is declared effective. See Item
11(b)(i) of Form S-3, Item 3-05(a)(i) of Regulation S-X and
Article
11-01(a)(2) of Regulation S-X.

2. We note the revisions you have made in response to comment 2 of our letter dated September 9, 2005, and understand that the shares covered by the registration statement underlie only shares of your outstanding Series A-4 preferred stock and outstanding warrants. We further understand that the option to purchase shares of your Series
A-5 preferred stock that was issued pursuant to the Pequot/Constellation Purchase Agreement remains outstanding. Please provide us with a detailed analysis of why you believe the Pequot/Constellation offer was complete prior to the initial filing of the registration statement. In this regard, we note that the outstanding option is not analogous to an offer of shares underlying a warrant or debenture because the holder must elect to both exercise the option and thereafter exercise the underlying preferred stock through a further investment decision. Additionally, while the option for Series A-5 preferred stock may not be covered by the registration statement, because it was issued as part of the Pequot/Constellation offering and because, as noted above, it appears that the option is subject to additional investment decisions, it is not clear that the Pequot/Constellation offering was complete prior to the initial filing of the registration statement. Please ensure that you address the issues noted above in your response.

Prospectus Front Cover Page

3. We note that you filed an additional registration statement on September 20, 2005. In order to put the current offering in context for investors, please revise the front cover page of the registration statement to briefly describe the additional pending offering, including disclosure regarding the number of securities to be offered under the additional registration statement.


*              *              *              *


      As appropriate, please amend your registration statement, as necessary, in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact Sara
Kalin at (202) 551-3454 or me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	E. Ann Gill, Esq.
	Tammy Fudem, Esq.
	Thelen Reid & Priest LLP
	875 Third Avenue
	New York, New York 10022
	Telephone: (212) 603-2000
	Facsimile:  (212) 603-2001